EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratios of earnings to fixed charges for the periods indicated. For more information on our consolidated ratios of earnings to fixed charges, see our Annual Report on Form 10-K for the year ended December 31, 2004, and our Quarterly Report for the quarter ended March 31, 2005.

	Three Months Ended
	March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Income (loss) from continuing operations before income taxes, minority interest and income (loss) from equity investees	$7,677	$(3,441)	$(34,973)	$(36,379)	$(19,551)	$15,162	$(8,765)
Plus fixed charges:
Interest expense on indebtedness	10,532	12,256	46,545	51,502	50,384	50,917	54,805
Amortization of borrowing expenses	524	1,151	3,823	2,288	2,025	2,098	2,231
Amortization of capitalized interest	164	128	507	530	528	451	399
Rental expense under operating leases deemed to be representative of the interest factor	513	344	1,376	1,105	1,046	777	—

Adjusted income (loss) from continuing operations	$19,410	$10,438	$17,278	$19,046	$34,432	$69,405	$48,670

Fixed charges	11,569	13,751	51,744	54,895	53,572	55,434	57,632

Surplus (deficiency) of earnings to cover fixed charges	$7,841	$(3,313)	$(34,466)	$(35,849)	$(19,140)	$13,971	$(8,962)

Ratio of earnings to fixed charges	1.7x	0.8x	0.3x	0.3x	0.6x	1.3x	0.8x

     The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings, as defined. Earnings include income (loss) from continuing operations before income taxes, minority interest and income (loss) from equity investees, plus fixed charges. Fixed charges include interest expense and the interest factor of lease obligations.